Brookfield

2025

Brookfield Renewable Partners L.P.

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three months ended March 31, 2025
This Management’s Discussion and Analysis for the three months ended March 31, 2025 is provided as of May 2, 2025. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2025 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	22
Part 2 – Financial Performance Review on Consolidated Information	6	Capital expenditures	23
		Consolidated statements of cash flows	24
		Shares and units outstanding	25
Part 3 – Additional Consolidated Financial Information	7	Dividends and distributions	26
Summary consolidated statements of financial position	7	Contractual obligations	26
Related party transactions	7	Supplemental guarantor financial information	26
Equity	11	Off-statement of financial position arrangements	27

Part 4 – Financial Performance Review on Proportionate Information	13	Part 6 – Selected Quarterly Information	28
		Summary of historical quarterly results	28
Proportionate results for the three months ended March 31	13
Reconciliation of non-IFRS measures	17	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	29
Contract profile	20
		Part 8 – Presentation to Stakeholders and Performance Measurement	31
Part 5 – Liquidity and Capital Resources	21
Capitalization	21	Part 9 – Cautionary Statements	35
Available liquidity	22

PART 1 – Q1 2025 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2025	2024
Select financial information
Revenues	$1,580	$1,492
Net loss attributable to Unitholders(1)	(197)	(120)
Basic and diluted loss per LP unit(2)	(0.35)	(0.23)
Proportionate Adjusted EBITDA(3)	625	575
Funds From Operations(3)	315	296
Funds From Operations per Unit(3)(4)	0.48	0.45
Distribution per LP unit	0.37	0.36

Operational information
Capacity (MW)	43,284	33,640
Total generation (GWh)
Long-term average generation	30,476	22,933
Actual generation	29,008	21,221

Proportionate generation (GWh)
Actual Renewable generation	8,670	8,461
(1)Includes $101 million loss attributed to Limited Partner equity, $63 million loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $68 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $35 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three months ended March 31, 2025 were 284.9 million (2024: 286.8 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three months ended March 31, 2025 were 662.9 million (2024: 664.9 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2025	December 31, 2024
Liquidity and Capital Resources
Available liquidity	$4,473	$4,320
Debt to capitalization – Corporate	16%	15%
Debt to capitalization – Consolidated	42%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	91%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	97%	95%
Corporate borrowings
Weighted average debt term to maturity	12 years	12 years
Weighted average interest rate	4.5%	4.5%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	11 years	11 years
Weighted average interest rate	5.6%	5.4%
(1)Total floating rate debt as a percentage of total borrowings is 12% (2024: 13%) of which 9% (2024: 8%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Operations
Funds From Operations of $315 million or $0.48 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and over 7,000 MW of new development projects reaching commercial operation in the past 12 months;
•Stable and growing contracted, inflation linked cash flows from our global operating fleet; and
•Accretive capital recycling activities
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended March 31, 2025 was $197 million.
Our large global operating fleet which is approximately 90% contracted, with approximately 70% of revenues indexed to inflation is largely unimpacted from the recently announced tariffs. We will continue to monitor and assess potential impacts and leverage our large global supply chain and strong relationships with domestic U.S. suppliers to mitigate future impacts.
We continued to be a global partner of choice to procure clean power by:
•Advancing commercial priorities, including securing contracts to deliver an incremental ~4,500 GWh per year of generation
Liquidity and Capital Resources
Our significant access to scale capital and strong investment grade balance sheet with BBB+ credit rating continues to differentiate our franchise and support our growth initiatives
•Our financial position remains strong with $4.5 billion of available liquidity at the end of the quarter
•In March, we opportunistically issued C$450 million of 10-year notes at 4.54%. We achieved our lowest coupon in the past 5 years and our 155-bps spread matched our tightest new issue spread in almost 20 years
Executed asset recycling initiatives and advanced our robust pipeline, closing or reaching agreements to sell ~$900 million of assets and businesses (~$230 million net to Brookfield Renewable) in the quarter, including:
•Closed the first phase of our India portfolio sale and the sale of our interest in a joint venture with over 2 GW of pumped storage capacity in the U.K., generating almost three times our invested capital and a ~20% return; and
•Following our sale of a 50% interest in an 845 MW portfolio of wind assets in the U.S. in the fourth quarter of 2024, we agreed to sell an additional 25% on the same terms, generating almost two times our invested capital and proceeds of ~$200 million (~$50 million net to Brookfield Renewable)
Growth and Development
Together with our institutional partners, we have deployed or committed to deploy ~$4.6 billion (~$500 million net to Brookfield Renewable) across multiple investments, adding leading platforms and assets in the U.S. and globally, including:
•Agreed to acquire a fully integrated onshore renewable power operator and developer in the U.S. with 3.9 GW of operating and under construction assets, a 1 GW construction ready portfolio and an over 30 GW development pipeline, focused predominantly on utility-scale solar and battery storage systems; and
•Successfully acquired the remaining outstanding shares of Neoen, resulting in our 100% ownership of the business (expected 8%, net to Brookfield Renewable). The privatization and close of the acquisition further demonstrates our ability to execute scale acquisitions and the opportunity in the present market for investors with access to capital. We expect to drive value generation through the acceleration of Neoen’s development activities and via the implementation of an asset rotation program
We continue to accelerate our development activities
•We delivered ~800 MW of capacity during the quarter and expect to bring on ~8,000 MW of new renewable capacity this year

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

◦Our development projects are well protected against changes in input costs as a result of the implementation of new tariffs as most of our projects have fixed priced engineering, procurement and construction (“EPC”) contracts that have limited exposure to price increases. Where we do retain price exposure, we have also taken actions to help limit the impact on our returns by integrating clauses in our power purchase agreement (“PPA”) contracts to enable price adjustments. These fixed price EPC contracts and PPA adjustment clauses help protect against changes in input costs impacting our currently under construction and near-term development pipeline; and we will continue to execute our development with this approach going forward.
◦Further supporting our development in light of recently announced tariffs, we have a diverse global supply chain that supports our U.S. and worldwide development and have proactively increased consumption of domestic goods in the U.S. through the signing of framework agreements with original equipment manufacturers to support the expansion of domestic suppliers.
We have been active in repurchasing our units at current trading levels, as we see this as an accretive use of capital. Year-to-date we have bought back approximately $35 million of our own units, while ensuring we have substantial liquidity to take advantage of the robust growth opportunities we are seeing today.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenues	$1,580	$1,492
Direct operating costs	(675)	(634)
Management service costs	(49)	(45)
Interest expense	(609)	(476)
Depreciation	(583)	(502)
Income tax recovery (expense)	86	(14)
Net loss	$(108)	$(70)
	Average FX rates to USD
C$	1.43	1.35
	€0.95	0.92
R$	5.84	4.95
COP	4,191	3,915
Variance Analysis For The Three Months Ended March 31, 2025
Revenues totaling $1,580 million represents an increase of $88 million over the same period in the prior year due to our stable and growing contracted, inflation-linked cash flows from our global operating fleet, successful commissioning of new capacity and recently closed investments. Recently acquired and commissioned facilities that we consolidate contributed 3,613 GWh of generation and $239 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 495 GWh and revenues by $61 million. On a same store, constant currency basis, revenue decreased by $31 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia, strong pricing on recent recontracting initiatives at our hydroelectric assets and higher resources at our wind portfolio and South American hydroelectric assets were offset by lower resources at our North American hydroelectric assets, which benefited from unseasonably mild conditions in the prior year that pulled hydrology forward and resulted in above LTA generation.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $59 million, which was partly offset by a $39 million favorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $675 million represents an increase of $41 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities, which were partially offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $49 million represents an increase of $4 million over the same period in the prior year.
Interest expense totaling $609 million represents an increase of $133 million over the same period in the prior year due primarily to recent acquisitions, including temporary bridge funding associated with the acquisition of Neoen that is attributed to our institutional partners and financing initiatives to fund development activities, partially offset by the above noted strengthening of the U.S. dollar.
Depreciation expense totaling $583 million represents an increase of $81 million over the same period in the prior year due to the growth of our business.
Net loss totaling $108 million represents a decrease of $38 million over the prior year primarily due to the above noted items and stamp duties levied upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates that were factored into our underwriting, partly offset by a gain on sale of our interest in a pumped storage business in the U.K.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2025	December 31, 2024
Current assets	$8,715	$8,835
Equity-accounted investments	2,618	2,740
Property, plant and equipment, at fair value	73,724	73,475
Assets held for sale	3,084	2,049
Total assets	95,278	94,809
Corporate borrowings	4,080	3,802
Non-recourse borrowings	31,422	30,588
Deferred income tax liabilities	8,546	8,439
Liabilities directly associated with assets held for sale	1,705	1,036
Total liabilities and equity	95,278	94,809
	Spot FX rates to USD
C$	1.44	1.44
	€0.92	0.97
R$	5.74	6.19
COP	4,193	4,409
Property, plant and equipment
Property, plant and equipment totaled $73.7 billion as at March 31, 2025 compared to $73.5 billion as at December 31, 2024, representing an increase of $0.2 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $1.8 billion, and the weakening of the U.S. dollar versus most currencies increased property, plant and equipment by $1.2 billion. These increases were partly offset by assets reclassified to held for sale that decreased property, plant and equipment by $2.2 billion and depreciation expense that decreased property, plant and equipment by $0.6 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $3,084 million and $1,705 million, respectively, as at March 31, 2025 and are comprised of an 845 MW portfolio of wind assets in the U.S., and a 638 MW portfolio of solar assets in India. Assets held for sale also include a 650 MW portfolio of wind, solar and battery assets in Australia that were classified as held for sale upon the acquisition of Neoen.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, Brookfield Infrastructure Debt Fund, and the Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2025 (December 31, 2024: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2025 totaled nil (2024: nil).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the three months ended March 31, 2025, Brookfield Renewable transferred $19 million (2024: nil) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arms’ length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2024 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
Revenues
Power purchase and revenue agreements	$26	$16
Development services	11	—
	$37	$16
Other income
Distribution income	$12	$2
Interest and other investment income	5	—
	$17	$2

Direct operating costs
Energy marketing fee & other services	$(7)	$(7)

Interest expense
Borrowings	$(80)	$(9)
Contract balance accretion	(10)	(8)
	$(90)	$(17)
Other
Other related party services (expense) income	$(1)	$1
Financial instrument gain	—	2
	$(1)	$3

Management service costs	$(49)	$(45)

Current income tax
Investment tax credits	$19	$—

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2025	December 31, 2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$66	$65
Due from related parties
Amounts due from	Brookfield(1)	$516	$573
	Equity-accounted investments and other	306	300
		$822	$873
Assets held for sale	Equity-accounted investments and other	$—	$125

Financial instrument assets	Brookfield	$36	$38

Non-current assets
Other long-term assets
Contract asset	Brookfield	$238	$250
Due from related parties	Equity-accounted investments and other	11	8

Current liabilities
Contract liability	Brookfield	$52	$47

Due to related parties
Amounts due to	Brookfield(2)	$4,863	$4,005
	Equity-accounted investments and other	999	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	46	43
		$6,031	$4,855

Liabilities held for sale	Equity-accounted investments	$—	$31

Non-current liabilities
Financial instrument liabilities	Brookfield	$10	$13
	Brookfield Wealth Solutions	2	1
Due to related parties
Amounts due to	Brookfield(2)	$288	$309
	Brookfield Wealth Solutions	225	225
	Equity-accounted investments and other	50	58
		$563	$592

Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$65	$65

Other long-term liabilities
Contract liability	Brookfield	$684	$686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$10	$10
(1)Includes receivables of $333 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $32 million (2024: $32 million), $953 million (2024: $87 million), and $3,344 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $37 million were declared during the three months ended March 31, 2025 (2024: $33 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2025, none of the issued Class A, Series 3, 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three months ended March 31, 2025 and 2024.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million (2024: $7 million) on the perpetual subordinated notes during the three months ended March 31, 2025. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three months ended March 31, 2025 and 2024.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the three months ended March 31, 2025, Brookfield Renewable issued 71,234 units (2024: 95,018 units) under the distribution reinvestment plan at a total value of $2 million (2024: $2 million).
During the three months ended March 31, 2025, holders of BEPC exchangeable shares exchanged 35,313 exchangeable shares (2024: 2,683 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three months ended March 31, 2025, there were 1,172,375 LP units (2024: 1,216,254 units) repurchased and cancelled at a total cost of $26 million (2024: $28 million). There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2025 and 2024.
Subsequent to the quarter, Brookfield Renewable repurchased and cancelled 306,300 LP units on the Toronto Stock Exchange at a total cost of approximately $7 million.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	3,032	3,621	3,231	3,234	$288	$303	$172	$206	$103	$137
Brazil	1,057	1,014	956	1,008	48	59	36	42	30	36
Colombia	926	694	850	843	77	79	53	45	30	20
	5,015	5,329	5,037	5,085	413	441	261	293	163	193
Wind	2,397	2,128	2,570	2,500	165	170	129	121	86	87
Utility-scale solar	946	720	1,139	844	96	93	95	90	63	61
Distributed energy & storage	312	284	253	225	53	52	122	43	114	34
Sustainable solutions	—	—	—	—	130	119	22	35	12	33
Corporate	—	—	—	—	—	—	(4)	(7)	(123)	(112)
Total	8,670	8,461	8,999	8,654	$857	$875	$625	$575	$315	$296
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$413	$441
Other income	22	8
Direct operating costs	(174)	(156)
Adjusted EBITDA(1)	261	293
Interest expense	(87)	(94)
Current income taxes	(11)	(6)
Funds From Operations	$163	$193

Generation (GWh) – LTA	5,037	5,085
Generation (GWh) – actual	5,015	5,329
Average revenue per MWh(2)	70	74
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024	2025	2024	2025	2024
North America
United States	1,913	2,454	$82	$78	$89	$130	$49	$89
Canada	1,119	1,167	69	71	83	76	54	48
	3,032	3,621	77	76	172	206	103	137
Brazil	1,057	1,014	45	58	36	42	30	36
Colombia	926	694	77	88	53	45	30	20
Total	5,015	5,329	$70	$74	$261	$293	$163	$193
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $103 million versus $137 million in the prior year as the benefit from higher average revenue per MWh due to recontracting initiatives and inflation indexation on our contacted generation was offset by lower resources compared to the prior year. Last year benefited from unseasonably mild conditions that pulled hydrology inflows forward, resulting in above LTA generation (12%) and increased FFO by $39 million.
Brazil
Funds From Operations at our Brazilian business was $30 million versus $36 million in the prior year as the benefit of higher hydrology and inflation indexation on our contracted generation was offset by lower pricing realized on our uncontracted generation and the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $30 million versus $20 million in the prior year as the benefits from stronger hydrology and higher average revenue per MWh on contracted generation and inflation indexation was partially offset by the weakening of the Colombian peso versus the U.S. dollar and higher realized pricing on our uncontracted generation in the prior year driven by weak system-wide hydrology.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$165	$170
Other income	27	10
Direct operating costs	(63)	(59)
Adjusted EBITDA(1)	129	121
Interest expense	(39)	(31)
Current income taxes	(4)	(3)
Funds From Operations	$86	$87

Generation (GWh) – LTA	2,570	2,500
Generation (GWh) – actual	2,397	2,128
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our wind business was $86 million versus $87 million in the prior year as the benefit from newly acquired and commissioned facilities, including our investments in Neoen and an offshore wind portfolio in the U.K., and stronger generation on a same store basis was offset by the recently completed sale of wind assets in Portugal and Spain that reduced results compared to the prior year.
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$96	$93
Other income	30	28
Direct operating costs	(31)	(31)
Adjusted EBITDA(1)	95	90
Interest expense	(30)	(30)
Current income taxes	(2)	1
Funds From Operations	$63	$61

Generation (GWh) – LTA	1,139	844
Generation (GWh) – actual	946	720
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business was $63 million versus $61 million in the prior year as the benefit from newly acquired and commissioned facilities including our investment in Neoen was offset by the recently completed sale of solar assets in Spain that reduced results compared to the prior year.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$53	$52
Other income	93	14
Direct operating costs	(24)	(23)
Adjusted EBITDA(1)	122	43
Interest expense	(7)	(8)
Current income taxes	(1)	(1)
Funds From Operations	$114	$34

Generation (GWh) – LTA	253	225
Generation (GWh) – actual	312	284
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $114 million versus $34 million in the prior year due to the benefits from recently acquired and commissioned facilities including our investment in Neoen and a gain on sale of our interest in a pumped storage joint venture in the U.K.
SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$130	$119
Other income	6	13
Direct operating costs	(114)	(97)
Adjusted EBITDA(1)	22	35
Interest expense	(8)	(1)
Current income taxes	(2)	(1)
Funds From Operations	$12	$33
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $12 million in 2025 versus $33 million in the prior year as stronger contributions from our global nuclear services business was offset by gains from commercial initiatives that benefited the prior year.
CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Other income	$7	$4
Direct operating costs	(11)	(11)
Adjusted EBITDA(1)	(4)	(7)
Management service costs	(49)	(45)
Interest expense	(44)	(35)
Current income taxes	(1)	—
Distributions(2)	(25)	(25)
Funds From Operations	$(123)	$(112)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$1	$(1)	$74	$(105)	$(103)	$118	$24	$(116)	$(108)
Add back or deduct the following:
Depreciation	97	15	47	221	134	57	12	—	583
Deferred income tax (recovery) expense	(9)	1	5	(30)	(26)	22	—	(8)	(45)
Foreign exchange and financial instrument (gain) loss	(7)	8	1	(133)	(79)	(8)	(36)	5	(249)
Other(1)	23	1	3	167	149	6	2	10	361
Management service costs	—	—	—	—	—	—	—	49	49
Interest expense	93	13	75	196	129	48	1	54	609
Current income tax expense (recovery)	1	3	27	(1)	8	(81)	—	2	(41)
Amount attributable to equity accounted investments and non-controlling interests(2)	(27)	(4)	(179)	(186)	(117)	(40)	19	—	(534)
Adjusted EBITDA attributable to Unitholders	$172	$36	$53	$129	$95	$122	$22	$(4)	$625
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$93	$1	$28	$9	$(61)	$(28)	$(6)	$(106)	$(70)
Add back or deduct the following:
Depreciation	104	20	37	210	96	31	4	—	502
Deferred income tax (recovery) expense	(2)	—	4	(6)	(1)	(3)	—	(6)	(14)
Foreign exchange and financial instrument loss (gain) loss	(48)	3	11	(75)	7	8	(23)	(3)	(120)
Other(1)	(45)	4	(6)	(29)	(21)	(24)	10	16	(95)
Management service costs	—	—	—	—	—	—	—	45	45
Interest expense	84	17	97	111	85	32	3	47	476
Current income tax expense	1	2	15	9	—	1	—	—	28
Amount attributable to equity accounted investments and non-controlling interests(2)	19	(5)	(141)	(108)	(15)	26	47	—	(177)
Adjusted EBITDA attributable to Unitholders	$206	$42	$45	$121	$90	$43	$35	$(7)	$575

(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2025	2024
Net loss	$(108)	$(70)
Add back or deduct the following:
Depreciation	583	502
Deferred income tax recovery	(45)	(14)
Foreign exchange and financial instruments gain	(249)	(120)
Other(1)	361	(95)
Amount attributable to equity accounted investments and non-controlling interest(2)	(227)	93
Funds From Operations	$315	$296
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	2025	2024
Basic loss per LP unit(1)	$(0.35)	$(0.23)
Adjusted for proportionate share of:
Depreciation	0.43	0.38
Deferred income tax recovery	(0.06)	(0.03)
Foreign exchange and financial instruments loss (gain)	0.01	(0.06)
Other(2)	0.45	0.39
Funds From Operations per Unit(3)	$0.48	$0.45
(1)During the three months ended March 31, 2025, on average there were 284.9 million LP units outstanding (2024: 286.8 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding, for the three months ended March 31, 2025, were 662.9 million (2024: 664.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 80% and 85%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Rest of 2025	2026	2027	2028	2029
Hydroelectric
North America
United States(1)	4,926	6,178	5,619	5,026	4,967
Canada	2,746	4,021	4,058	4,058	4,008
	7,672	10,199	9,677	9,084	8,975
Wind	6,589	8,649	8,016	7,875	7,395
Utility-scale solar	3,507	4,699	4,686	4,637	4,589
Distributed energy & storage	931	1,197	1,176	1,163	1,142
Sustainable solutions	37	53	53	51	41
Contracted on a proportionate basis	18,736	24,797	23,608	22,810	22,142
Uncontracted on a proportionate basis	2,371	3,421	4,610	5,408	6,076
Long-term average on a proportionate basis	21,107	28,218	28,218	28,218	28,218
Non-controlling interests	52,712	71,063	71,063	71,063	71,063
Total long-term average	73,819	99,281	99,281	99,281	99,281
Contracted generation as a % of total generation on a proportionate basis	89%	88%	84%	81%	78%
Price per MWh – total generation on a proportionate basis	$73	$75	$78	$80	$82
(1)Includes generation of 922 GWh for 2025, 1,240 GWh for 2026, and 655 GWh for 2027 amd 63 GWh for 2028 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 18 years in Europe, 9 years in Brazil, 5 years in Colombia, and 14 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (34%), distribution companies (23%), commercial & industrial users (32%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	635	431	635	431
Debt
Medium term notes(2)	3,320	3,008	3,320	3,008
Hybrid note(2)	139	—	139	—
Non-recourse borrowings(3)	—	—	31,788	30,904
	3,459	3,008	35,247	33,912
Deferred income tax liabilities, net(4)	—	—	8,220	8,109
Equity
Non-controlling interest	—	—	23,717	26,168
Preferred equity	537	537	537	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	634	634	634	634
Unitholders' equity	7,989	8,380	7,989	8,380
Total capitalization	$13,356	$13,296	$77,081	$78,477
Debt-to-total capitalization	26%	23%	46%	43%
Debt-to-total capitalization (market value)(5)	16%	15%	42%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $14 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,366 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $169 million (2024: $171 million) of deferred financing fees and $197 million (2024: $145 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	March 31, 2025	December 31, 2024
Brookfield Renewable's share of cash and cash equivalents	$712	$770
Investments in marketable securities	140	201
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	—	(240)
Authorized letter of credit facility	500	500
Issued letters of credit	(338)	(335)
Available portion of corporate credit facilities	2,612	2,375
Available portion of subsidiary credit facilities on a proportionate basis	1,009	974
Available liquidity	$4,473	$4,320
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2025			December 31, 2024
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	N/A	4	$—	5.6	5	$240
Commercial paper	4.9	<1	635	5.0	<1	431
Medium term notes	4.4	11	3,320	4.4	12	3,008
Hybrid note	5.5	30	139	5.5	30	139
Proportionate non-recourse borrowings(2)
Hydroelectric	6.2	11	4,947	6.0	11	4,887
Wind	5.2	11	2,772	4.7	10	2,144
Utility-scale solar	5.0	12	2,644	5.2	12	2,431
Distributed energy & storage	4.9	7	1,034	4.3	7	870
Sustainable solutions	6.3	6	402	6.3	6	399
	5.6	11	11,799	5.4	11	10,731
			$15,893			$14,549
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(156)			(114)
			15,737			14,435
Equity-accounted borrowings			(1,535)			(1,438)
Non-controlling interests and other(3)			21,300			21,393
As per IFRS Statements			$35,502			$34,390
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2025:

(MILLIONS)	Rest of 2025	2026	2027	2028	2029	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$278	$—	$348	$—	$330	$2,364	$3,320
Hybrid note(2)	—	—	—	—	—	139	139
Non-recourse borrowings
Hydroelectric	323	292	155	158	253	1,222	2,403
Wind	75	37	15	183	114	228	652
Utility-scale solar	16	48	17	141	102	295	619
Distributed energy & storage	171	5	43	115	54	110	498
Sustainable solutions	1	3	1	1	1	336	343
	586	385	231	598	524	2,191	4,515
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	108	164	148	177	518	1,429	2,544
Wind	123	195	208	180	185	1,229	2,120
Utility-scale solar	131	163	157	201	153	1,220	2,025
Distributed energy & storage	34	40	35	36	108	283	536
Sustainable solutions	6	6	6	19	6	16	59
	402	568	554	613	970	4,177	7,284
Total	$1,266	$953	$1,133	$1,211	$1,824	$8,871	$15,258
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $14 million (2024: $16 million) of deferred financing fees, net of unamortized premiums and discounts.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2025	2024
Cash flows provided by (used in):
Operating activities	$387	$324
Financing activities	2,190	821
Investing activities	(3,791)	(835)
Foreign exchange gain (loss) on cash	56	(17)
(Decrease) increase in cash and cash equivalents	$(1,158)	$293
Operating Activities
Cash flows provided by operating activities for the three months ended March 31, 2025 totaled $387 million, compared to $324 million in 2024, reflecting the strong operating performance of our business during both periods.
Financing Activities`
Cash flows provided by financing activities totaled $2,190 million for the three months ended March 31, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $2,743 million for the three months ended March 31, 2025 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes and the execution of open market purchases and the mandatory cash tender offer for convertible bonds of Neoen.
Distributions, including incentive distributions to the general partners, paid during the three months ended March 31, 2025 to Unitholders were $283 million (2024: $260 million). We increased our distributions to $1.492 per LP unit in 2025 on an annualized basis (2024: $1.420), representing a 5% increase per LP unit, which took effect in the first quarter of 2025. The distributions paid during the three months ended March 31, 2025, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $243 million (2024: $132 million).
Cash flows used in and provided by financing activities totaled $821 million for the three months ended March 31, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate net proceeds of $1,257 for the three months ended March 31, 2024 from corporate and non-recourse financings including the issuance of C$400 million ($297 million) of medium term notes and the issuance of $150 million perpetual green subordinated notes, net inflows from related parties, and capital contributions from participating non-controlling interests.
Investing Activities
Cash flows used in investing activities totaled $3,791 million for the three months ended March 31, 2025. During the quarter, the execution of open market purchases and the mandatory cash tender offer for an incremental 45% of Neoen, incremental capital injections into our structured investments and equity accounted investments totaled $2,837 million.
Our continued investment including the construction and development of wind, solar, distributed generation, and battery energy storage systems projects across all our major markets totaled $1,546 million for the three months ended March 31, 2025.
We generated proceeds of $551 million during the three months ended March 31, 2025 from the sale of a 999 MW portfolio of wind and solar assets in India, our 25% interest in a 2.2 GW pumped storage facility in Europe, and the sale of certain financial securities.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Cash flows used in investing activities totaled $835 million for the three months ended March 31, 2024. During the quarter, we invested $11 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of approximately 3,550 MW of wind, solar, distributed generation, and storage development projects in the U.S., 660 MW of wind and solar development projects in Brazil, and 1,030 MW of wind and solar development assets in India totaled $840 million for the three months ended March 31, 2024.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2025	December 31, 2024
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	30,400,000	24,400,000
Issuance	—	6,000,000
Balance, end of period	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	38,000,000
Redemption of preferred LP Units	—	(7,000,000)
Balance, end of period	31,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,640,851	179,651,526
Exchanged for BEP LP units	(35,313)	(10,675)
Balance, end of period	179,605,538	179,640,851
LP units
Balance, beginning of year	285,180,371	287,164,340
Repurchase of LP units for cancellation	(1,172,375)	(2,279,654)
Distribution reinvestment plan	71,234	285,010
Issued in exchange for BEPC exchangeable shares	35,313	10,675
Balance, end of period	284,114,543	285,180,371
Total LP units on a fully-exchanged basis(4)	658,208,020	659,309,161
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)Includes 144,885,855 (December 31, 2024: 144,921,168) of BEPC exchangeable shares and 34,719,683 (December 31, 2024: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three months ended March 31:

	Three months ended March 31, 2025
	Declared		Paid
(MILLIONS)	2025	2024	2025	2024
Class A Preference Shares	$7	$7	$7	$7
Perpetual Subordinated Notes	10	7	10	7
Class A Preferred LP units	8	11	8	11
Participating non-controlling interests – in operating subsidiaries	218	107	218	107
GP interest and incentive distributions	39	34	38	33
Redeemable/Exchangeable partnership units	74	70	74	69
BEPC Exchangeable shares and class A.2 exchangeable shares	68	65	68	64
LP units	108	103	103	94
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2025	2024
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	211	18
Net income (loss)	105	(32)
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2025 were $1,580 million (2024: $1,492 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

(MILLIONS)	March 31, 2025	December 31, 2024
Current assets(1)	$311	$392
Total assets(2)(3)	470	507
Current liabilities(4)	7,405	7,259
Total liabilities(4)	7,452	7,698
(1)Amount due from non-guarantor subsidiaries was $305 million (2024: $383 million).
(2)Brookfield Renewable's total assets as at March 31, 2025 and December 31, 2024 were $95,278 million and $94,809 million.
(3)Amount due from non-guarantor subsidiaries was $368 million (2024: $408 million).
(4)Amount due to non-guarantor subsidiaries was $6,567 million (2024: $6,629 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2025, letters of credit issued amounted to $3,822 million (2024: $2,792 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2025	2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	30,476	24,779	22,151	24,895	22,933	22,641	16,800	18,622
Total Generation (GWh) – actual	29,008	21,121	18,819	20,602	21,221	17,006	15,870	17,798
Proportionate Renewable Generation (GWh) – LTA	8,999	8,616	8,132	9,522	8,654	8,492	7,110	8,396
Proportionate Actual Renewable Generation (GWh)	8,670	6,868	7,320	8,298	8,461	7,045	6,386	7,463
Revenues	$1,580	$1,432	$1,470	$1,482	$1,492	$1,323	$1,179	$1,205
Net (loss) income attributable to Unitholders	(197)	(9)	(181)	(154)	(120)	35	(64)	(39)
Basic (loss) income per LP unit	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)	0.01	(0.14)	(0.10)
Funds From Operations	315	304	278	339	296	255	253	312
Funds From Operations per Unit	0.48	0.46	0.42	0.51	0.45	0.38	0.38	0.48
Distribution per LP Unit	0.37	0.36	0.36	0.36	0.36	0.34	0.34	0.34

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, having met the required statutory threshold for ownership, Brookfield Renewable completed a squeeze-out transaction to acquire the remaining outstanding 2% of Neoen shares and the outstanding convertible bonds resulting in the delisting of Neoen on the Euronext Paris.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Subsequent to the quarter, Brookfield Renewable repurchased and cancelled 306,300 LP units on the Toronto Stock Exchange at a total cost of approximately $7 million.
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%.
Subsequent to the quarter, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.76%.
Subsequent to the quarter, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
Subsequent to the quarter, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services business; our inability to finance our operations and fund growth due to the status of the capital markets or our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses (including Oaktree); changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2025

Brookfield Renewable Partners L.P.

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